Mail Stop 3561

August 7, 2007

By Facsimile and U.S. Mail

Osvaldo Solar V.
Chief Financial Officer
Viña Concha y Toro S.A.
Casilla 213
Nueva Tajamar 481
Torre Norte, Piso 15
Santiago, Chile

      Re: Viña Concha y Toro S.A.
             Form 20-F for Fiscal Year Ended December 31, 2006
             Filed July 2, 2007
             File No. 001-13358

Dear Mr. Solar:

We have reviewed your filing and have the following comment. We have limited our review of your filing to the issue we have addressed in the comment below. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 15.T. Controls and Procedures, page 77

1. We refer you to part (c). In future filings you are required to disclose any changes in internal control over financial reporting identified in connection with the evaluation during the latest fiscal quarter, not just significant changes. See the general instructions to Item 15T.(d) of Form 20-F.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341 or me at (202) 551-3841 if you have any questions regarding the comment.

Sincerely,

Michael Moran
Accounting Branch Chief